UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: August 11, 2010

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
Trina Solar Holds Annual General Meeting of Shareholders
CHANGZHOU, China, August 9/PRNewswire-Asia-FirstCall/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, today announced that it held its 2010 Annual General Meeting of Shareholders on August 6, 2010. Each of the proposals submitted for shareholder approval was approved.
Specifically, the shareholders approved:
Proposal No. 1 — Re-election of Mr. GAO Jifan as a director of the Company;
Proposal No. 2 — Re-election of Mr. ZHAO Qian as a director of the Company;
Proposal No. 3 — Election of Mr. YEUNG Kwok On as a director of the Company;
Proposal No. 4 — Increase of the number of authorized shares for grant under the Company’s Share Incentive Plan from 202,718,350 ordinary shares to 352,718,350 ordinary shares; and
Proposal No. 5 — Appointment of the Independent Auditor Deloitte Touche Tohmatsu for the fiscal year 2010
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com